EXHIBIT 2.2

AGREEMENT OF SALE

between

HTM ASSOCIATES

as Seller

and

HY-TECH MACHINE, INC.

as Buyer

DATED:  February 12, 2007

TABLE OF CONTENTS

1.	Sale of Property	1
2.	Purchase Price	1
3.	Condition of Title	1
4.	Seller’s Representations and Warranties	1
5.	Buyer’s Representations and Warranties	4
6.	Closing	4
7.	Provisions With Respect to Closing	4
8.	Taxes; Apportionments	5
9.	Recording Prohibited	5
10.	Waiver of Tender	5
11.	Brokerage	5
12.	Time of the Essence	6
13.	Binding Effect	6
14.	Entire Agreement	6
15.	Headings	6
16.	Governing Law	6
17.	Counterparts	6
18.	Waiver	6

AGREEMENT OF SALE

THIS AGREEMENT OF SALE (this “Agreement”) is made this 12th day of February, 2007, by and between HTM ASSOCIATES, a Pennsylvania general partnership, with an address at 25 Leonberg Road, Cranberry Township, Pennsylvania 16066 (“Seller”), and HY-TECH MACHINE, INC., a Delaware corporation, having an address c/o P & F Industries, Inc., 445 Broadhollow Road, Suite 100, Melville, New York 11747 (“Buyer”).

W I T N E S S E T H

1.             Sale of Property.   Subject to all of the terms and conditions of this Agreement, Seller agrees to sell and convey to Buyer, and Buyer agrees to purchase from Seller, that certain parcel of land located in Cranberry Township, Butler County, Pennsylvania, as more particularly described in Exhibit “A” attached hereto (the “Land”), together with the improvements thereon and appurtenances thereto, the beneficial easements running therewith (collectively, together with the Land, the “Property”).

2.             Purchase Price.  The purchase price for the Property (the “Purchase Price”) shall be Two Million Two Hundred Thousand Dollars ($2,200,000.00) and shall be paid by wire transfer of immediately available federal funds at Closing.

3.             Condition of Title.  Fee simple title to the Property shall be conveyed to Buyer at Closing and such title shall be (i) good and marketable and free and clear of all liens, encumbrances and easements, and other title objections except for those matters listed on Exhibit “B” attached hereto (the “Permitted Encumbrances”), and (ii) insurable as aforesaid at regular standard rates by LandAmerica Commercial Services (the “Title Insurer”).

4.             Seller’s Representations and Warranties.

(a)           Seller represents and warrants to Buyer that except as set forth in the Asset Purchase Agreement of even date herewith by and between Seller, Hy-Tech Machine, Inc., a Pennsylvania corporation, Quality Gear & Machine, Inc. and Buyer (the “Asset Purchase Agreement”), as of the date of Closing:

(i)            Seller is a general partnership duly formed under the laws of the Commonwealth of Pennsylvania.  Seller has full power and authority to enter into and perform this Agreement and all documents, instruments and agreements entered into by Seller pursuant to this Agreement.  The Asset Purchase Agreement, this Agreement and all documents, instruments and agreements entered into by Seller pursuant to this Agreement constitute the valid, legal and binding obligations of Seller enforceable in accordance with their respective terms.

(ii)           No petition in bankruptcy or any petition or answer seeking an assignment for the benefit of creditors, the appointment of a receiver, trustee, liquidation or dissolution or similar relief under the U.S. Bankruptcy Code or any state law has been filed by or against or is threatened to be filed by or against Seller.

(iii)          Other than the existing mortgage loan to Seller from National City Bank of Pennsylvania in the amount of $375,000.00, which Seller will be satisfy and pay in full at Closing, neither the execution and the delivery of the Agreement, nor the consummation of the transactions contemplated by this Agreement, is subject to any requirement that Seller obtain any consent, approval or authorization of, or make any declaration or filing with, any governmental authority or third party which has not been obtained.

(iv)          Seller is not aware of nor has Seller received any notice of violation of any law pertaining to the Property that has not been remedied.

(v)           There are no special assessments pending or, Seller has received no notice of any threatened assessments against or with respect to the Property on account of or in connection with streets, roads or any other public improvements, including but not limited to storm and sanitary sewer, other utility lines, curbs, sidewalks, lighting and the like.

(vi)          There is no personal property to be transferred at Closing to Buyer.

(vii)         There is no action, suit or proceeding pending or, to the knowledge of Seller, threatened against or affecting all or any portion of the Property, or relating to or arising out of the ownership, management or operation of all or any portion of the Property, any lease of the Property, or this Agreement or the transactions contemplated hereby, in any court or before or by any federal, state, county or municipal department, commission, board, bureau or agency or other governmental instrumentality, whether or not covered by insurance.

(viii)        There is no work being performed at the Property or that has been performed at the Property by or on behalf of Seller that has not been paid for in full.

(ix)           There are no oral or written leases or rights of occupancy or grants or claims of right, title or interest in any portion of the Property.

(x)            Seller has received no written notice of any pending condemnation, eminent domain or similar proceeding affecting the Property.

(xi)           There are no outstanding agreements, options, rights of first refusal, conditional sales agreements  or other agreements or arrangements, whether oral or written, which confer a right on any other party to purchase all or any portion of the Property.

(xii)          The Property is zoned SP-I.

(xiii)         There are no employment, labor and pension agreements relating to the Property or Seller that will be binding upon Buyer after the date of Closing.

(xiv)        There are no management, service, equipment, supply, maintenance, security, concession or other agreements with respect to or affecting the Property.

(xv)         To the best of the Seller’s knowledge, no condition exists at the Property which would pose danger to any occupant of the Property or impair the present access to the Property that has not been disclosed to Buyer.

(xvi)        Except as may be identified in may be identified in the Limited Phase I Environmental Site Assessment, and Limited Phase II Subsurface Investigation performed by Environmental Resources Management, Inc., (1) there are no Hazardous Substances (as defined herein) or Hazardous Wastes (as defined herein) present on the Property in violation of applicable law, and there has been no use of the Property that may, under any federal, state or local environmental statute, ordinance or regulation, require any closure or cessation of the use or occupancy of the Property and/or impose upon the owner of the Property any clean-up or other monetary obligation; (2) Seller has not been identified in any litigation, administrative proceeding or investigation as a responsible party or potentially responsible party for any liability for clean-up costs, natural resource damages or other damages or liability for prior disposal or release of Hazardous Substances, Hazardous Wastes or other environmental pollutants or contaminants; (3) no lien has been recorded, filed or otherwise asserted against any real or personal property of Seller for any clean-up costs or other response costs incurred in connection with any environmental contamination that is attributable, in whole or in part, to Seller.  For purposes of this Agreement, “Hazardous Substances” means those elements and compounds which are designated as such in Section 101(14) of the Comprehensive Response, Compensation and Liability Act (“CERCLA”), 42 U.S.C. Section 9601 (14), as amended, all petroleum products and by-products, and any other hazardous substances as that term may be further defined in any and all applicable federal, state and local laws.  “Hazardous Wastes” means any hazardous waste, residential or household waste, solid waste, or other waste as defined in applicable federal, state and local laws; (4) Seller has not received any summons, citation, directive, letter or other communication, written or oral, from any governmental or quasi-governmental authority concerning any intentional or unintentional action or omission on Seller’s part which (A) resulted in the releasing, spilling, leaking, pumping, pouring, emitting, emptying or dumping of Hazardous Substances or Hazardous Wastes on the Property, or (B) related in any way to the generation, storage, transport, treatment or disposal of Hazardous Substances or Hazardous Wastes on the Property; (5) to Seller’s knowledge, neither the Property nor any portion thereof has been identified on the federal National Priorities List (40 C.F.R. Part 300, App. B) or any state or local list of potential hazardous waste disposal sites or as an industrial establishment; and (6) Seller has no knowledge of any underground storage tanks located on the Property.

(b)           The representations and warranties contained in this Section 4 shall survive Closing for a period of twenty-four (24) months, except for those representations and warranties set forth in subsections (iv) and (xvi), which shall survive until the expiration of the applicable statute of limitations.

5.             Buyer’s Representations and Warranties.  Buyer represents and warrants to Seller that as of the date of Closing:

(a)           Buyer is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware, and has full power and authority to enter into this Agreement and complete the acquisition of the Property as contemplated hereby.

(b)           This Agreement is binding and enforceable against Buyer in accordance with its terms.

(c)           The execution and the delivery of this Agreement is not subject to any requirement that Buyer obtain any consent, approval or authorization of, or make any declaration or filing with, any governmental authority or third party, which has not been obtained or which if not obtained or made will have a material adverse effect, financial or otherwise, on the business or property of Buyer or render such execution, delivery or consummation illegal or invalid.

6.             Closing.  Closing or settlement hereunder (“Closing”) shall take place on the date of hereof, which shall be the date of closing under the Asset Purchase Agreement, at 10:00 A.M. at the offices of Buyer’s counsel or at such other location as the parties may mutually approve.  It shall be a condition to Buyer’s obligation to close under this Agreement that Seller and Buyer shall immediately proceeding or simultaneously with the execution hereof have consummated the Asset Sale pursuant to the Asset Purchase Agreement.

7.             Provisions With Respect to Closing.

(a)           At Closing, Seller shall deliver, or cause to be delivered, to Buyer, each of the following:

(i)            Deed.  A Special Warranty Deed conveying title to the Property, duly executed and acknowledged by Seller in proper recordable form (the “Deed”).

(ii)           Keys.  All keys, key cards, security codes and other means of gaining access to and/or securing the Property or separate portions thereof.

(iii)          Possession.  Possession of the Property, unoccupied and free and clear of any leases, tenancies, claims to or rights of use or possession.

(iv)          FIRPTA Affidavit.  An executed affidavit confirming that Seller is not a nonresident alien for purposes of United States Income Tax Code.

(v)           Closing Affidavits and Closing Statement.  Affidavits, evidence of corporate authority and other similar instruments as are reasonably required by the Asset Purchase Agreement or the Title Insurer for the elimination of any standard or printed exceptions in Section B-I of the Title Commitment and a closing statement in form reasonably satisfactory to the parties signed by Seller.  All such affidavits and similar instruments shall be in form and substance reasonably satisfactory to Buyer, the Title Insurer and Seller.

(vi)          Additional Documents.  All additional documents that may be reasonably necessary or appropriate to carry out the provisions of this Agreement.

(b)           At Closing, Buyer shall deliver or cause to be delivered to Seller, each of the following:

(i)            The Purchase Price.

(ii)           Affidavits, evidence of corporate authority and other similar instruments as are reasonably required by the Asset Purchase Agreement or the Title Insurer and a closing statement in form reasonably satisfactory to the parties signed by Buyer.  All such affidavits and similar instruments shall be in form and substance reasonably satisfactory to Seller and the Title Insurer.

8.             Taxes; Apportionments.

(a)           All realty taxes imposed on the recording of the deed shall be borne equally by the parties and paid at Closing.

(b)           Real estate taxes, water and sewer rentals and all other separately assessed or otherwise apportionable charges shall be prorated as of Closing on a per diem basis, and such apportionments shall be made, where applicable, with relation to the fiscal year or billing period, as applicable, of the levying authority.

9.             Recording Prohibited.  Neither this Agreement or any Memorandum hereof shall be recorded in any public office.

10.           Waiver of Tender.  Formal tender of an executed deed and the purchase money each is hereby waived.

11.           Brokerage.  Seller and Buyer represent and warrant that neither has dealt with any broker, agent, finder or other intermediary in connection with the conveyance of the Property or this Agreement.  Seller and Buyer each agree to indemnify, defend and hold the other harmless of, from and against any damages, costs, claims, losses or liabilities whatsoever (including attorney’s fees, expenses and court costs) arising from any breach by the indemnifying party of the foregoing warranties, representations and agreements.

12.           Time of the Essence.  Time, whenever mentioned in this Agreement, shall be of the essence.

13.           Binding Effect.  This Agreement shall be binding upon and inure to the benefit of Seller and Buyer and their respective successors and assigns.

14.           Entire Agreement.  This Agreement is the entire agreement between the parties hereto regarding the sale of the Property and there are no other terms, covenants, conditions, warranties, representations or statements, oral or otherwise, of any kind whatsoever with respect thereto.  Any agreement hereafter made shall be ineffective to change, modify, discharge or effect an abandonment of this Agreement in whole or in part unless such agreement is in writing and signed by both parties.

15.           Headings.  The headings incorporated in this Agreement are for convenience and reference only and are not a part of this Agreement and do not in any way control, define, limit, or add to the terms and conditions hereof.

16.           Governing Law.  This Agreement shall be construed, interpreted and governed by the laws of the Commonwealth of Pennsylvania.

17.           Counterparts.  This Agreement may be executed in any number of counterparts, each of which shall be an original, and all of which when taken together shall constitute one and the same instrument.

18.           Waiver.  Failure of Buyer or Seller to exercise any right given hereunder, or to insist upon strict compliance with regard to any terms, conditions or covenants specified herein, shall not constitute a waiver of Buyer’s or Seller’s right to exercise such right or to demand strict compliance with any term, condition or covenant under this Agreement.

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IN WITNESS WHEREOF, the parties hereto, intending to be legally bound hereby, have duly executed this Agreement, under seal, as of the day and year first-above written.

SELLER:

HTM ASSOCIATES,
A Pennsylvania general partnership

By:	/s/ ROBERT H. OBER
Name: Robert H. Ober
Title: Partner

BUYER:

HY-TECH MACHINE, INC., a Delaware
corporation

By:	/s/ RICHARD A. HOROWITZ
Name: Richard A. Horowitz
Title: President and CEO